FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: Cash Flow from Operating Activities of $1.34 Million. Dated August 7, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2007

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: Cash Flow from Operating Activities of $1.34 Million. Dated August 7, 2007.

Exhibit 1

MIND CTI Reports Second Quarter 2007 Results

Cash Flow from Operating Activities of $1.34 Million

Yoqneam, Israel, August 7, 2007 - MIND CTI Ltd. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced results for the second quarter 2007.

Financial Highlights of Q2 2007

  Revenues of $4.05 million, compared with $5.07 million in the second quarter of 2006.
  Operating income was $211 thousand, or 5% of revenue, excluding amortization of intangible assets of $102 thousand and equity-based compensation expense of $67 thousand.
  GAAP operating income was $42 thousand, or 1% of revenue.
  Net income was $677 thousand or $0.03 per share, excluding amortization of intangible assets of $102 thousand and equity-based compensation expense of $67 thousand.
  GAAP net income was $508 thousand, or $0.02 per share compared with GAAP net loss of $492 thousand or $0.02 per share in the second quarter of 2006.
  Cash flow from operating activities in Q2 2007 was $1.34 million.

Six Months Highlights

  Revenues of $8.86 million, compared with $10.33 million in the first six months of 2006.
  Net income was $2.01 million or $0.09 per share, excluding amortization of intangible assets of $218 thousand and equity-based compensation expense of $131 thousand.
  GAAP net income was $1.66 million, or $0.08 per share compared with GAAP net income of $162 thousand or $0.01 per share in the first six months of 2006.
  Cash flow from operating activities in first six months of 2007 was $2.20 million.
  Cash position of approximately $35.5 million on June 30, 2007.

Monica Eisinger, Chairperson and CEO, commented: "Although in the first half of 2007 we experienced a decline in our revenues, we succeeded in managing our expenses accordingly and we generated over $2 million in cash flow from our operations. While the results reflect the effect of delayed decisions and long sales cycles, we operate in a very active market that shows continuous demand for our products and services. The strong install base and the long-term relationships with our customers continue to represent the majority of our revenue and are the basis for future revenue stream. We are pleased to announce a new win this quarter, a Pan-European IP services carrier to whom we will provide a complete customer care and billing solution. We expect to see new wins in the following quarters and we expect to increase our profitability as well."

Revenue Distribution for Q2 2007
Sales in the Americas represented 43% and sales in Europe represented 38% of total revenue. Revenue from our customer care and billing software totaled $3.13 million, while revenue from our enterprise call management software was $915 thousand. The revenue breakdown from our business lines of products was $1.13 million, or 28% from licenses, $1.74 million, or 43% from maintenance and $1.18 million, or 29% from services.

Conference Call Information
MIND will host a conference call on August 8, 2007 at 8:30 a.m., Eastern Time, to discuss the Company's second quarter 2007 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNOs). Sentori, Inc. brings over ten years of wireless experience and eight years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States, serving customers in more than 40 countries around the world. For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

MIND C.T.I LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30		December 31,

	2007	2006	2006

	(Unaudited)		(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$ 25,484	$ 25,694	$ 27,571
Accounts receivable:
Trade	4,672	4,882	5,385
Other	368	948	231
Deferred income taxes	148	8	154
Inventories	35	30	35

T o t a l current assets	30,707	31,562	33,376
INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable debentures	10,000		10,000
Long term bank deposits		10,000
Other	908	746	1,003
PROPERTY AND EQUIPMENT, net of accumulated depreciation	1,393	1,910	1,558
INTANGIBLE ASSETS, net of accumulated amortization	670	1,160	888
GOODWILL	6,966	6,966	6,966

T o t a l assets	$ 50,644	$ 52,344	$ 53,791

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$ 440	$ 699	$ 464
Other	1,611	1,584	2,509
Deferred revenues	1,339	1,412	1,236
Advances from customers	366	342	241

T o t a l current liabilities	3,756	4,037	4,450
EMPLOYEE RIGHTS UPON RETIREMENT	1,466	1,397	1,482

T o t a l liabilities	5,222	5,434	5,932

SHAREHOLDERS' EQUITY:
Share capital	54	53	54
Additional paid-in capital	59,638	59,510	59,547
Capital surplus	456	161	325
Accumulated deficit	(14,726)	(12,814)	(12,067)

T o t a l shareholders' equity	45,422	46,910	47,859

T o t a l liabilities and shareholders' equity	$ 50,644	$ 52,344	$ 53,791

I

MIND C.T.I LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30		Year ended December 31,

	2007	2006	2007	2006	2006

	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$ 8,856	$ 10,326	$ 4,049	$ 5,074	$ 20,060
COST OF REVENUES	2,620	3,090	1,275	1,492	5,675

GROSS PROFIT	6,236	7,236	2,774	3,582	14,385
RESEARCH AND DEVELOPMENT EXPENSES	2,782	3,326	1,366	1,588	6,118
SELLING AND MARKETING EXPENSES	1,922	1,867	987	885	3,628
GENERAL AND ADMINISTRATIVE EXPENSES	822	758	379	399	2,135

OPERATING INCOME	710	1,285	42	710	2,504
FINANCIAL INCOME (EXPENSES) - net	988	* (1,053)	484	* (1,178)	* (222)

INCOME (LOSS) BEFORE TAXES ON INCOME	1,698	232	526	(468)	2,282
TAXES ON INCOME	39	70	18	24	1,373

NET INCOME (LOSS)	$ 1,659	$ 162	$ 508	$ (492)	$ 909

EARNING (LOSS) PER SHARE:
Basic and diluted	$ 0.08	$ 0.01	$ 0.02	$ (0.02)	$ 0.04

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,578	21,500	21,590	21,528	21,515

Diluted	21,591	21,565	21,606	21,577	21,546

*

Financial expenses for the 6 and 3 month periods ended June 30, 2006 and for the year ended December 31, 2006 include a loss from a premature withdrawal of long-term bank deposits in the amount of $1,330,000.

II

MIND C.T.I LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31,

	2007	2006	2007	2006	2006

	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 1,659	$ 162	$ 508	$ (492)	$ 909
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	464	815	219	329	1,391
Deferred income taxes, net	68		66		(293)
Accrued severance pay	(16)	94	(32)	(8)	176
Capital loss (gain) on sale of property and equipment - net	8	(8)	2	(4)	(3)
Employees share based compensation expenses	131	161	67	84	325
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	713	(1,493)	1,147	309	(1,996)
Interest accrued on marketable debentures	2		137		(37)
Other	(139)	(217)	26	27	537
Increase in inventories					(5)
Increase (decrease) in accounts payable and accruals:
Trade	(24)	13	(63)	(90)	(222)
Other	(898)	(157)	(293)	(161)	768
Increase (decrease) in deferred revenues	103	(232)	(567)	(487)	(408)
Increase (decrease) in advances from customers, net	125	(448)	125	(233)	(549)

Net cash provided by (used in) operating activities	2,196	(1,310)	1,342	(726)	593

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(167)	(296)	(33)	(122)	(379)
Amounts withdrawal (funded) in respect of accrued severance pay	33	(12)	25	(15)	(119)
Acquisition of marketable debentures held-to-maturity					(10,000)
Withdrawal of long-term bank deposits		20,000		20,000	30,000
Proceeds from sale of property and equipment	78	36	68	7	162

Net cash provided by (used in) investing activities	(56)	19,728	60	19,870	19,664

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	91	111	10	51	149
Dividend paid	(4,318)	(3,009)	(736)	(406)	(3,009)

Net cash used in financing activities	(4,227)	(2,898)	(726)	(355)	(2,860)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,087)	15,520	676	18,789	17,397

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	27,571	10,174	24,808	6,905	10,174

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 25,484	$ 25,694	$ 25,484	$ 25,694	$ 27,571

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON CASH ACTIVITIES
Cash paid during the year for income tax	$ 853	$ 22	$ 6	$ 12	$ 39

III

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